SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, $0.002 par value
(Title of Class of Securities)

G6331P104
(CUSIP Number of Class of Securities)

Mike F. Chang
Chief Executive Officer
c/o Alpha and Omega Semiconductor Incorporated
475 Oakmead Parkway
Sunnyvale, CA 94085
(408) 830-9742

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Lucas S. Chang, Esq.
Albert Lung, Esq.
Morgan, Lewis & Bockius LLP
2 Palo Alto Square
3000 El Camino Real, Suite 700
Palo Alto, California 94306
(650) 843-4000

Calculation of Filing Fee

Transaction Value(1)	Amount of filing fee(2)
$30,000,000	$3,486.00

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $30.0 million in value of the issuer’s common shares, $0.002 par value, at a per share price not less than $8.50 per share nor greater than $9.20 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015 equals $116.20 per $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Alpha and Omega Semiconductor Limited, a Bermuda company (“AOS” or the “Company”), to purchase for cash up to $30.0 million in value of its common shares, $0.002 par value, at a per share price of not less than $8.50 nor greater than $9.20 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated June 8, 2015 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Alpha and Omega Semiconductor Limited. The issuer’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address and telephone number of the issuer’s U.S. executive offices are c/o Alpha and Omega Semiconductor Incorporated, 475 Oakmead Parkway, Sunnyvale, CA 94085, (408) 830-9742. The Company’s website address is www.aosmd.com.

(b) The subject securities are common shares, $0.002 par value of Alpha and Omega Semiconductor Limited. As of May 31, 2015 there were 26,262,250 shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the shares set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is AOS. The address and telephone number of AOS is set forth under Item 2(a) above. The names of the directors and executive officers of AOS are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and named executive officer of AOS is c/o Alpha and Omega Semiconductor Incorporated, 475 Oakmead Parkway, Sunnyvale, CA 94085, (408) 830-9742.

Item 4. Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — Material U.S. Federal Income Tax Consequences” and “Section 15 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of the Company are set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the headings “Section 8 — Price Range of Shares; Dividends” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(d) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) – (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 12 — Effects of the Offer on the Market for Shares; Registration under the Exchange Act” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2015
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2015
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2015
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press release announcing the Tender Offer, dated June 8, 2015*
(a)(5)(B)	Email communication to employees, dated June 8, 2015
(b)	None.
(d)(1)	2000 Share Plan (incorporated by reference to Exhibit 10.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(2)	Form of Option Agreement under 2000 Share Plan (incorporated by reference to Exhibit 10.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(3)	2009 Share Option/Share Issuance Plan (incorporated by reference to Exhibit 10.3 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(4)	Form of Option Agreement under 2009 Share Plan (incorporated by reference to Exhibit 4.4 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
(d)(5)	Form of Restricted Share Unit Issuance Agreement under 2009 Share Plan (incorporated by reference to Exhibit 4.5 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
(d)(6)	Employee Share Purchase Plan (incorporated by reference to Exhibit 10.15 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(7)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(8)	Form of Employment Agreement between the Registrant and Mike F. Chang (incorporated by reference to Exhibit 10.13 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

Exhibit Number	Description
(d)(9)	Form of Retention Agreement (incorporated by reference to Exhibit 10.14 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(10)	Form of Restricted Shares Purchase Agreement (incorporated by reference to Exhibit 10.21 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(11)	Summary of 2011 Executive Incentive Plan (incorporated by reference to Exhibit 10.30 from Annual Report on Form 10-K filed with the Commission on September 9, 2011)
(d)(12)	Summary of Fiscal Year 2013 Executive Incentive Plan (incorporated by reference to Exhibit 10.31 from Annual Report on Form 10-K (File No.: 001-34717) filed with the Commission on August 31, 2012)
(d)(13)	Offer Letter to Mary L. Dotz dated as of February 15, 2012 (incorporated by reference to Exhibit 10.33 from Annual Report on Form 10-K (File No.: 001-34717) filed with the Commission on August 31, 2012)
(d)(14)	Amended Form of Restricted Share Unit Issuance Agreement (incorporated by reference to Exhibit 10.35 from Annual Report on Form 10-K (File No.: 001-34717) filed with the Commission on August 31, 2012)
(d)(15)	Summary of Amended Fiscal Year 2013 Executive Incentive Plan (incorporated by reference to Exhibit 10.31 from Quarterly Report on Form 10-Q (File No.: 001-34717) filed with the Commission on May 6, 2013)
(d)(16)	Special Bonus Letter to Mary L. Dotz dated as of May 15, 2013 (incorporated by reference to Exhibit 10.33 from Annual Report on Form 10-K (File No: 001-34717) filed with the Commission on August 30, 2013)
(d)(17)	Summary of Fiscal Year 2014 Executive Incentive Plan (incorporated by reference to Exhibit 10.34 from Annual Report on Form 10-K (File No: 001-34717) filed with the Commission on August 30, 2013)
(d)(18)	Form of Director’s Share Option Agreement under the Automatic Grant Program (incorporated by reference to Exhibit 10.1 from Quarterly Report on Form 10-Q filed with the Commission on November 6, 2013)
(d)(19)	Consulting Agreement with Mary L. Dotz dated as of February 3, 2014 (incorporated by reference to Exhibit 10.1 from Quarterly Report on Form 10-Q filed with the Commission on May 9, 2014)
(d)(20)	Amendment to Automatic Grant Program for Non-Employee Directors under the 2009 Share Option/Share Issuance Plan (incorporated by reference to Exhibit 10.2 from Quarterly Report on Form 10-Q filed with the Commission on May 9, 2014)
(d)(21)	Form of Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.3 from Quarterly Report on Form 10-Q filed with the Commission on May 9, 2014)
(d)(22)	Summary of Fiscal Year 2015 Executive Incentive Plan (incorporated by reference to Exhibit 10.39 from Annual Report on Form 10-K (File No: 001-34717) filed with the Commission on August 29, 2014)
(d)(23)	Separation Agreement, dated as of March 26, 2015, between the Company and Dr. Hamza Yilmaz (incorporated by reference to Exhibit 10.1 from Registration Statement on Form 8-K (File No. 001-34717) filed with the Commission on March 27, 2015).
(g)	None
(h)	None

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
Date: June 8, 2015	By: /s/ Mike F. Chang Mike F. Chang Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2015
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2015
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2015
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press release announcing the Tender Offer, dated June 8, 2015*
(a)(5)(B)	Email communication to employees, dated June 8, 2015
(b)	None.
(d)(1)	2000 Share Plan (incorporated by reference to Exhibit 10.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(2)	Form of Option Agreement under 2000 Share Plan (incorporated by reference to Exhibit 10.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(3)	2009 Share Option/Share Issuance Plan (incorporated by reference to Exhibit 10.3 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(4)	Form of Option Agreement under 2009 Share Plan (incorporated by reference to Exhibit 4.4 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
(d)(5)	Form of Restricted Share Unit Issuance Agreement under 2009 Share Plan (incorporated by reference to Exhibit 4.5 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
(d)(6)	Employee Share Purchase Plan (incorporated by reference to Exhibit 10.15 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(7)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(8)	Form of Employment Agreement between the Registrant and Mike F. Chang (incorporated by reference to Exhibit 10.13 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(9)	Form of Retention Agreement (incorporated by reference to Exhibit 10.14 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(10)	Form of Restricted Shares Purchase Agreement (incorporated by reference to Exhibit 10.21 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(11)	Summary of 2011 Executive Incentive Plan (incorporated by reference to Exhibit 10.30 from Annual Report on Form 10-K filed with the Commission on September 9, 2011)

Exhibit Number	Description
(d)(12)	Summary of Fiscal Year 2013 Executive Incentive Plan (incorporated by reference to Exhibit 10.31 from Annual Report on Form 10-K (File No.: 001-34717) filed with the Commission on August 31, 2012)
(d)(13)	Offer Letter to Mary L. Dotz dated as of February 15, 2012 (incorporated by reference to Exhibit 10.33 from Annual Report on Form 10-K (File No.: 001-34717) filed with the Commission on August 31, 2012)
(d)(14)	Amended Form of Restricted Share Unit Issuance Agreement (incorporated by reference to Exhibit 10.35 from Annual Report on Form 10-K (File No.: 001-34717) filed with the Commission on August 31, 2012)
(d)(15)	Summary of Amended Fiscal Year 2013 Executive Incentive Plan (incorporated by reference to Exhibit 10.31 from Quarterly Report on Form 10-Q (File No.: 001-34717) filed with the Commission on May 6, 2013)
(d)(16)	Special Bonus Letter to Mary L. Dotz dated as of May 15, 2013 (incorporated by reference to Exhibit 10.33 from Annual Report on Form 10-K (File No: 001-34717) filed with the Commission on August 30, 2013)
(d)(17)	Summary of Fiscal Year 2014 Executive Incentive Plan (incorporated by reference to Exhibit 10.34 from Annual Report on Form 10-K (File No: 001-34717) filed with the Commission on August 30, 2013)
(d)(18)	Form of Director’s Share Option Agreement under the Automatic Grant Program (incorporated by reference to Exhibit 10.1 from Quarterly Report on Form 10-Q filed with the Commission on November 6, 2013)
(d)(19)	Consulting Agreement with Mary L. Dotz dated as of February 3, 2014 (incorporated by reference to Exhibit 10.1 from Quarterly Report on Form 10-Q filed with the Commission on May 9, 2014)
(d)(20)	Amendment to Automatic Grant Program for Non-Employee Directors under the 2009 Share Option/Share Issuance Plan (incorporated by reference to Exhibit 10.2 from Quarterly Report on Form 10-Q filed with the Commission on May 9, 2014)
(d)(21)	Form of Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.3 from Quarterly Report on Form 10-Q filed with the Commission on May 9, 2014)
(d)(22)	Summary of Fiscal Year 2015 Executive Incentive Plan (incorporated by reference to Exhibit 10.39 from Annual Report on Form 10-K (File No: 001-34717) filed with the Commission on August 29, 2014)
(d)(23)	Separation Agreement, dated as of March 26, 2015, between the Company and Dr. Hamza Yilmaz (incorporated by reference to Exhibit 10.1 from Registration Statement on Form 8-K (File No. 001-34717) filed with the Commission on March 27, 2015).
(g)	None
(h)	None

*	Previously filed.